DIVINIA Water, Inc.



ANNUAL REPORT

149 Chestnut St.
Idaho Falls, ID 83402
208 881 0296
www.diviniawater.com

This Annual Report is dated April 11, 2019.

BUSINESS

Divinia Water, Inc. is involved in the bottling of purified water in glass bottles. The company operates a manufacturing, research and development, and production facility in Idaho Falls, Idaho. Divinia Water is essential hydration without ingredients or additives. Divinia is free from toxic pollutants and chemicals, making it the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is easily recognized as an exceptionally unique product.

Offerings

Between July 31, 2018 and December 31, 2018 the company sold 120,726 shares of common stock in exchange for $1.50 per share under Regulation Crowdfunding on StartEngine.com. As of the date of this report the offering is still active.

The company increased it capital stock from 10,000,000 shares to 20,000,000 shares of common stock to facilitate further sales of it stock on February 12, 2018, effective with the State of Idaho.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The company moved from manually applying stick on labels to the bottles to printing on the bottles directly, thereby reducing costs and increasing the hourly production of labeling, and the quality of the label. The bottle printer is semi-automatic thereby limiting the quantity, however the company plans to move to an automatic system in the future when the funds are available.

The company entered into a lease for a electric pallet jack because of the increase of sales and handling of inventory.   The electric forklift, leased the year before, and the electric pallet jack are both considered green and cause no pollution in the production areas.

The management team is still the same as last year with no changes, along with the Board of Directors.

The company intends to install an automatic bottling line in 2018 to greatly increase the production bottling capabilities. The company has already paid for the device and is awaiting delivery in 2019. The production capability is dependent on the amount of processor units that are used for the water, and that is currently 14. The management is taking steps to increase this bottleneck. The processors are produced in house to protect the Intellectual Property that is included in the units, and are steadily increasing the capability to produce these units.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Total income for 2018 was $549,059.82; compared to $183,713 in 2017, which is over a 198% increase in income (from sales). The percent increase of the income then had a positive impact on the company's gross profit. In 2018, gross profit was $356,308.92, compared to $66,920, which is a 432% increase. Net operating income increased year over year from $-584,854 in 2017 to $-175,938.79 in 2018, a $408,915.21 improvement; this includes the payment of loans for more equipment to improve output, with such equipment including an 800 gallon distiller, bottle stamper and bottling line (with installment in January 2019). The upside continues into other ratios of consideration, including the margins on COGS; cost of goods in 2018 settled at $180,779.70 versus $116,793 in 2017. Despite the increase in costs to keep up with higher demand and augmented sales, the COGS was 32.9% in 2018, while it was 63.5% in 2017.

Over the summer of 2018, Divinia experienced an increase in sales over the historic sales of the company. In August 2018, for instance, the company broke $60,000 which is a 150% increase in sales versus August 2017.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $ 41,518.48, with $14,000 additional cash held in an escrow fund to be released 6 months after closing of the company's crowdfund raising on StartEngine. *The Company intends to raise additional funds through equity financing.*

Debt

The company currently carries debt with the following institutions as of December 31st, 2018:

SquareUP, an online transaction processor: Original loan was $ 30,780 with a current balance of $ 16,606, paid by taking out a 14% of sales when processed through their system. A $2,940 flat fee was paid when loan was initiated and there is no interest charge.

Paypal, an online transaction processor: Original loan $23,500.00 with a current balance of $12,666.74. A Flat fee was charged when the loan was initiated of $4,265. The loan amount is paid by withholding 30% of sales made when processed through their system. This loan has no interest charge.

The company has an auto lease with BMW for $37,943.28 for 36 months with monthly payments of $1053.98 originated 08/08/2018.

The company has a vehicle lease with Toyota totaling $42,542.40 monthly lease payments of $1,062.64 lease origination date of 10/08/2018.

Equipment purchase and capital was financed with Partner's Capital in the loan amount of $125,000. with a prorated payment in January 2019 of $1,662.38 and remaining 60 months of payments at $3,562.25.

Toyota Equipment lease/buyout for a forklift with Toyota Commercial of $27,373.80 with 60 monthly payments of $456.23.

Equipment lease/buyout Toyota Commercial of an electric pallet jack for $3,708.94 payments of $86.64 for 48 months beginning December 1, 2018

Logo Jet Equipment lease $30,560.99 beginning September 29, 2018 with 60 payments of $922.35

The company has a convertible promissory note for $1,000 with Bruce Sanders which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible promissory note for $10,000 at 8% per annum with Kevin Boland which can convert into the equivalent amount of principal and interest earned in common stock at a strike price of $1.00 per share. The company has a convertible

promissory note for $30,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert the equivalent amount of principal and interest earned common stock at a strike price of $1.00 per share. The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows, and have not had any changes since the last annual filing in 2017:

Steven Sedlmayr
In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way people perceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President and CEO since inception of the company, October 2015.

Crosby Sedlmayr

Crosby has worked alongside Steven since the inception of Divinia, becoming COO and co-founder in October 2015. From 2005 - 2008, Crosby attended Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day- to-day operations/functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.

Remy Sedlmayr
Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.

Kiersten Landers
Kiersten has worked with the company since its early days and carved a role for herself as co-founder and secretary in October 2015. In July 2015, before joining Divinia, Kiersten was appointed regional sales manager for BTH Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing, customer service, compiling important documents, and assisting with investor relations.

Ron Mezzetta
In 2017, Ron joined Divinia's board bringing with him a wealth of experience and knowledge in food manufacturing and marketing. Mr. Mezzetta was previously President and General Manager of Mezzetta Foods, a company that creates sauces and condiments as a national brand. In 2004, Ron retired from Mezzetta Foods, appointing his son, Jeff, as President. Ron is President of MacArthur Court Properties and Mezzetta Court Ventures, both commercial real estate companies.

Michael Breen
Before joining Divinia's board in 2017, Mickey became CEO of Convergent Mobile in 2013 and has continued to drive success by raising equity, building strong relationships, evolving products and establishing 25%+ year over year growth for the last four years. Previously, he lead expansive growth for over 18 years in the finance industry working for companies that include JPMorgan Chase, Cornerstone Mortgage Capital and First Security.

Dr. Sheldon Lu

Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Steven and Remy Sedlmayr	5,400,000 shares		49.12%
	Crosby Sedlmayr	1,350,000 shares		12.28%
	Kiersten Landers	1,350,000 shares		12.28%

RELATED PARTY TRANSACTIONS

The following transactions have not changed since the last filing and remain the same:

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

OUR SECURITIES

The initial authorized capital stock consists of 8,100,000 shares of common stock, par value $0.001 per share. As of December 31, 2018, 10,992,815 shares of common stock are outstanding. The shares that were sold other than the founders are listed under **Subsequent Events,** on the **Financial Statement** attached herewith.

The rights of our capital stock as provided in our certificate of incorporation and bylaws has not changed since the original filing and are restated here:

Voting Rights (of this security)

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights

The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit
otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions See part "b" of above

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Notes into Common Stock: 0 Current Convertible Note

The company has a convertible note of $272,000 with board members Ron Mezzatta & Mickey Breen. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. There is an additional $78,000 available on this note for equipment purchases. The principal is not payable for 5 years. This note carries warrants of

600,000 Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

The company has a convertible promissory note for $1,000 with Bruce Sanders which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into 1the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Lorna Kometani which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Steve & L. Kaui Stanfield which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

Voting Rights of Common Stock upon conversion (of this security)

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes at a meeting in which a quorum is present shall be the act of such class or classes, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights (include if applicable)

The Board of Directors may from time to time declare. and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course of business; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit
otherwise), the amount that would be needed , if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions See part "b" of above

Rights and Preferences

The Corporation has only issued common shares of stock, of which each has the same the rights and preferences.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Divinia Water, Inc.



Name:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Steven R. Sedlmayr, Principal Executive Officer of Divinia Water, Inc., hereby certify that the financial statements of Divinia Water, Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

DIVINIA WATER, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Divinia Water, Inc
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

To the Board of Directors of
Divinia Water, Inc
Idaho Falls, Idaho

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Divinia Water, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/29/2019
Marko Glisic, CPA

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	86,050
Inventory	42,729
Other Current Assets	12,375
Total Current Assets	141,154
Fixed Assets	
Furniture, Equipment, Vehicles, Leasehold Improvements, net	616,389
Deferred Tax Asset	-
Total Non Current Assets	616,389
TOTAL ASSETS	$ 757,542
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,588
Credit Cards	
Long Term Loan-Current Portion	6,323
Other Current Liabilities	101,741
Total Current Liabilities	114,652
Non-Current Liabilities	
Loan Payable	21,899
4Runner Loan	35,364
BMW Loan	37,943
Long Term Loan- Non Current Portion	413,600
Total Non-Current Liabilities	508,806
Total Liabilities	623,459
Equity	
Common Stock, par value $0.001 20,000,000 shares authorized, 10,992,815 issued and outstanding	10,993
Additional Paid In Capital	1,091,829
Retained Earnings	(694,077)
Net Income	(274,661)
Total Equity	134,084
TOTAL LIABILITIES & EQUITY	$ 757,542

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVINIA WATER, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 549,060	$ 183,713
Cost of Goods Sold	192,751	116,793
Gross Margin	356,309	66,920
Expenses		
Advertising and Marketing	21,641	1,136
General and Administrative Expenses	224,744	580,943
Research and Development	5,701	-
Total Expense	252,086	582,079
Operating Income/(Loss)	104,223	(515,159)
Depreciation	(119,213)	(2,775)
Non Operating Expenses		
Interest Expense	(23,142)	(3,825)
Interest Earned	2	90
Total Other Income (Expense)	(142,353)	(3,735)
Deferred Income Taxes	(236,530)	130,520
Net income/(Loss)	$ (274,661)	$ (391,149)

DIVINIA WATER, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	10,872,089	$ 10,872	$ 1,416,313	$ (694,077)	$ 733,108
Contributions	120,726	121			121
Return of Capital			(324,484)		(324,484)
Net loss				(274,661)	(274,661)
December 31, 2018	**10,992,815**	**$ 10,993**	**$ 1,091,829**	**$ (968,738)**	**$ 134,084**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

DIVINIA WATER, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (274,661)
Depreciation	119,213
Bad debt expense	-
Gain on settlement of liabilities	-
Deferred Taxes	236,530
Stock Based Compensation	-
Total Adjustments to reconcile Net Cash Provided By Operations:	
Account Receivables	-
Inventory	(68)
Other Current Assets	(12,375)
Account Payables	281
Credit Cards	-
Deferred Revenue	-
Other Current Liabilities	101,741
Other Assets	
Net Cash Provided By Operating Activities:	**170,662**
Cash flows from Investing Activities	
Sale of property and equipment	-
Purchase of property and equipment	(292,582)
Issuance of notes receivables	-
Net Cash used in investing activities	**(292,582)**
Cash flows from Financing activities	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

Loans Payables	(24,463)
Shareholders Loans	430,845
Issuance of stock	121
Return of Capital	(324,484)
Net cash received from financing activities	**82,019**
Net (decrease) increase in cash and cash equivalents	(39,900)
Cash and cash equivalents at beginning of period	125,951
Cash and cash equivalents at end of period	**$ 86,051**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 7 -

NOTE 1 – NATURE OF OPERATIONS

Divinia Water, Inc. was formed on October 29, 2015 ("Inception") The financial statements of Divinia Water, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Idaho Falls, Idaho.

The Company's principal business activity is manufacturing hand-crafted, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted, cellular EZ water-renatured water. This process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H_2O.

Going Concern and Management's Plans
The Company lacks significant working capital. We have historically relied on pre-sales of product, product sales, debt, advances from related parties, and sales of common stock for operating capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at the invoiced amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018, the Company had no account receivables.

Inventory
Inventories consist of raw materials, including bottles, boxes, lids, and shipping supplies. All inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) basis. As of December 31, 2018, the Company had inventory in the amount of $42,729.

Property and Equipment
Property and equipment is recorded at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease. Depreciation expense for the years ended December 31, 2018 was $119,212.99

As of December 31, 2018, property and equipment consisted of the following:

	2018
Buildings and Improvements	$ 101,371
Furnitures and Equipment	522,724
Processor Build	163,054
Vehicles	108,919
Shed	1,634
Total property and equipment	897,702

Accumulated Depreciation		(281,313)
Total	$	616,389

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years.

The Company uses patented technology. The patent is held by Remy and Steve Sedlmayr, the majority shareholder of the Company. Divinia Water, Inc. has exclusive right to utilize the patent.

Revenue Recognition
The Company recognizes revenue from sales of water when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Shipping and Handling Costs
Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising
The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2018 was $21,641.

Research and Development
We incur research and development costs during the process of researching and developing us product and future offers. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2018 covers three fiscal years from the date of filing.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Promissory Notes

On November 30, 2017, the company entered a loan agreement with certain lenders in the amount of $300,000 to acquire Equipment. The loan matures after 2 years on November 30, 2019 and carries an interest rate of 5%. Borrower shall make interest only payments on the first day of each month following the date that is for months from the date of installation of the equipment. The principal amount shall be paid in full at the maturity date. As of December 31, 2018, the loan has an outstanding balance of $350,000.

On April 3, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On April 4, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On May 24, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $30,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $30,000.

On July 10, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $1,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $1,000.

Paypal Working Capital

On August 24, 2018, the company received PayPal working capital loan in the amount of $23,500. The loan has a fee of $4,265, bringing the total repayment amount to $27,765. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal and the company is required to make an average daily payment of $156 for 177 days.

As of December 31, 2018, the PayPal working capital loans outstanding balance is $12,667.

Loans Payables

BMW Loan

On August 8, 2018, the company signed a loan agreement in the amount of $25,000 with BMW Financial Services NA, LLC. The loan matures on August 8, 2021 and is secured by a 2018 BMW 640XI. The company is required to make the first monthly payment of $1,053.98 starting August 8, 2018, followed by 35 payments of $1,053.98 for a total of $37,943.28. As of December 31, 2018, the outstanding balance of the loan is $37,943.28.

SquareUp Loan

On September 4, 2018, the company signed another loan agreement with Celtic Bank Corporation, Square Capital LLC, and Square, Inc in the amount $27,000. The loan matures on March 4, 2020 and carries an interest rate of 14%. The company is required to make a minimum payment in the amount of $1,710 at the end of each 60 days periods, starting September 6, 2018.

As of December 31, 2018, the outstanding balance of both SquareUp loan is $16,607

North Mill Loan
On December 3, 2018, the company entered a commercial security agreement with North Mill Credit Trust in the amount of $125,000. $69,923 of that amount was used for a Stainless Steel Vapor Compression Distiller and $55,077 was applied to working capital. The loan matures after months. The required monthly payment on the loan is in the amount of $3,562.25, starting April 1, 2019. Future payments on the loan are $32,060 for 2019, $42,747 for 2020, $42,747 for 2021, and $10,687 for 2022.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with $0.001 par value. As of December 31, 2018, 10,992,815 shares are issued and outstanding for a consideration of $10,993.

NOTE 6 – INCOME TAX

The following table outlines income tax provision and deferred taxes:

	2018
Net Operating Loss	$ (38,131)
Valuation Allowance	274,661
Net Provision/(Benefit) for Income Tax	$ 236,530

	2018
Net operating Loss carryover	$ 278,260
Valuation allowance	(278,260)
Net Deferred Tax Assets	$ -

Federal and state net operating losses start to expire in 17 years. Due to history of losses, the Company has determined that it is more likely than not that the Company will be able to utilize its net operating losses. Consequently, the Company has applied full valuation allowance.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 7 – RELATED PARTY TRANSACTIONS

The company owes back salaries to officers and management intends to offset those against loans and

distributions to officers.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018.

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled approximately $42,707 for 2017 and $20,227 for 2016. Future rental payments required under this lease are $42,368 for 2018, $43,457 for 2019 and $3,629 for 2020.

As of December 31, 2018, rent expense was in the amount of $43,254.

The Company leases a forklift for use in their warehouse. The forklift lease, which is for 5 years, expires in 2022 and is classified as a capital lease. Fixed assets include $27,375 which have been capitalized. Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 5,475
2020	5,475
2021	5,475
2022	5,475
Total minimum lease payments	$ 21,900
Amount representing interest	-
Present value of future minimum lease payments	21,900
Less - current maturities	(5,475)
Long Term obligation under capital lease	$ 16,425

On September 24, 2018, the Company entered a lease agreement with CIT Direct Capital for a logo jet and ink cups for a total amount of $32,460. The lease expires after 45 monthly payments of $624 and carries an

interest rate of 3.19%. As of December 31, 2018, the company outstanding balance on this loan is in the amount of $50,119.

On October 8, 2018, the Company entered a lease agreement with Teton Motors Inc DBA Teton Toyota for a Toyota 4runner in the amount of $42,542.4 The lease expires after 3 years in 2021 and is classified as a capital lease. The lease has been capitalized and the lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 848
2020	899
2021	953
2022	925
Total minimum lease payments	$ 3,625
Amount representing interest	-
Present value of future minimum lease payments	3,625
Less - current maturities	(848)
Long Term obligation under capital lease	$ 2,777

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.